SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

<hr>

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   April 12, 2002

SYS

(Exact Name of Registrant as Specified in Charter)

California	000-04169	95-2467354
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

9620 Chesapeake Drive, Suite 201, San Diego, CA 92123

(Address of Principal Executive Offices)	(Zip Code)
(Zip Code)	

Registrant's telephone number, including area code   (858) 715-5500

(none)

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Event

On March 27, 2002, SYS, a California corporation, (the "Company"), through its wholly owned subsidiary, purchased Shadow Research International of Golden, Colorado. Mr. Gary L. Fitzhugh (Seller) is the exclusive shareholder of Shadow Research International (Shadow). The Company purchased all of the outstanding capital stock of Shadow in exchange for the Company's issuance of three hundred thousand (300,000) shares of the Company's common stock.

Established in 1988, Shadow is a technology-based consulting services organization providing support for the Navy Logistics Productivity's (NLP) Research and Development program. Shadow is responsible for the establishment of the current NLP Rapid Re-targeting effort, the Compatible Processor Upgrade Program (targeting obsolescence at the system level) and the Virtual Systems Implementation Program. Shadow is currently under contract to execute the NLP Bounty Hunter Program that focuses on expansion of the technology emphasis to all aspects of system obsolescence whether it is electronic, mechanical, or hydraulic and will target both functional and economic cases.

Shadow is also a Technology Trends Data Base subcontractor. This project establishes and maintains a current, accurate and accessible repository of component-level trend information for weapon and weapon support systems obsolescence management using the Navy's Logistics Productivity Obsolescence Prediction Tool (OPT). The OPT will be the principal tool employed in the proactive prediction of obsolescence, and in providing a methodology for evaluating the best corrective action. Shadow has a unique understanding of the overall NLP and as a result much of its revenue is based upon sole source contracts.

Shadow has assets of $299,000 and liabilities of $9,000. The Company's assets as of its last 10-QSB filing on December 29, 2001were $6,166,000 and therefore the Company has deemed this transaction to involve an insignificant amount of assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned hereunto duly authorized.

SYS
(Registrant)

Date: April 12, 2002   By: /s/ Michael W. Fink
                                                  Michael W. Fink, Secretary